EXHIBIT 99.18

Notice to LSE

Block Listing Six Monthly Return
31 October 2023

In accordance with Listing Rule 3.5.6R, a final block listing return is set out below.

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	29 April 2023 to 27 October 2023
Balance of unallotted securities under scheme(s) from previous return:	13,621
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	35,000
Less: Number of securities issued / allotted under scheme(s) during period:	24,623
Equals: Balance under scheme(s) not yet issued / allotted at end of period:	23,998

Name of contact:	Andy Hodges
Telephone number of contact:	0207 781 2000

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to LSE    2 / 2

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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